Vlogmi Demo Video

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9:41
Vlogmi
Your Story
george_re
rachel_el..
victoria
lukethorssen
3mins ago


PHOTO
LEGEND

Vlogmi™

For friends, fans and family

OCTOBER 2020



What is Vlogmi?

Vlogmi is a social media app that allows you to record, save and share photo and video memories simply and seamlessly in 24 hour segments.

Every post on Vlogmi is unique and original. The vignettes give you the ability to share your life, activities and interests with whomever you choose.

Vlogmi's Big Idea:

Vlogmi's **big idea** is to provide a platform for capturing and sharing authentic and original photo and video content, with the purpose of capturing the feeling of genuine life experiences.

UNVARNISHED ORIGINAL CONTENT

Every post is taken directly from the app, meaning every post that you see is original

PERSONAL INTIMATE SOCIAL MEDIA

Create a window into the REAL life of those you care about (friends, fans and family)

STAY UP TO DATE WITHOUT DAILY USE

View the daily life of your friends and family without checking their Vlog every day

Why Vlogmi is a Unique Social Media Platform

NO REPOSTS

All current popular social media apps are filled with meme accounts, reposts and unoriginal content.

MAINSTEAM POTENTIAL

We have the potential to become the new social media app that **improves our users digital well-being and mental health, while still having the ability to go mainstream**. On top of that, with our **celebrity shareholders**, we have **tens of millions of targeted followers** right at our fingertips that we can market to at no cost.

Marketing Strategy

- Even though Vlogmi will be available worldwide on release, we will **focus our advertising efforts in lower-cost areas to maximize the amount of installs we get per dollar**. Once we tackle the lower-cost geographical locations, we will focus on accumulating and growing our North American user base.

  This does not mean that we won't be promoting in any other areas than the target; we will just be advertising primarily in the target market of focus.

INFORMATION ON OUR INITIAL TARGET DEMOGRAPHIC

Location: ***Philippines*** **|** *Age Group:* ***13-26 years old***

BREAKDOWN:
- 10 - 14 yrs. — MALE: 5.75M | FEMALE: 5.40M
- 15 - 19 yrs. — MALE: 5.50M | FEMALE: 5.30M
- 20 - 24 yrs. — MALE: 5.10M | FEMALE: 5.00M

Total potential users in initial Philippine market: **~32M**
(Not including their friends and family)

- Students in Philippines: **27.7M**


16.35
15.7
MALE (51.01%)
FEMALE (48.99%)

(Breakdown of users of our target demographic)

***More information on our: EVERYTHING YOU NEED TO KNOW: MARKETING REPORT**

Financing and M&A History of New Social Media Platforms

HOUSEPARTY

- **Houseparty was released** by the San Francisco-based company "Life On Air" in **February 2016**.
- Houseparty reached its **first million users in late 2016**.
- By **Q3 2017**, Houseparty reached **20 million users**.
- In **June 2019**, Houseparty was **bought by Fortnite developers "Epic Games"** for an undisclosed sum.
- **Facebook** had reportedly been **interested in acquiring the app in 2017**.
- **$14 million** was invested by Greylock Partners in **March 2015**, while Houseparty was still being developed. **After Houseparty became Life on Air's main app** after Meerkat was shutdown, Sequoia Capital invested **$52 million.**

TIKTOK

- A popular karaoke video app, **acquired by Bytedance**, who are now valued at **$90 billion.**
- Oracle and Walmart are negotiating to buy 12.5% and 7.5% respectively of a newly established TikTok Global, at an estimated valuation of **$60 billion.**
- The two companies would pay a combined **$12 billion** for their stakes if they agree to that asking price.

SNAPCHAT

MONETIZATION AND REVENUE INFORMATION

SNAP ADS

The cost for Snap Ads campaigns start at $3,000/month in ad spend.

SPONSORED LENSES

The cost for Sponsored Lenses varies depending on the day of the week, holiday, trends, etc.

A *general rule* of thumb for Snapchat Sponsored Lenses costs is this:
$450,000 per day Sunday through Thursday
$500,000 for Fridays and Saturdays
$700,000 plus for holidays or special events (like the Super Bowl).

As has been reported many times, the **Taco Bell** Snapchat Sponsored Lens **received over 224 million views**. Also, **Snapchatters tend to play with Sponsored Lenses** for an average of **20 seconds**.

*(Think about that last sentence for a second. People on Snapchat **"play" with ads**. On most **other platforms**, people **hate ads**. On Snapchat, users play with them.)*

Substantially all of Snap's revenue is generated from **advertising**, which accounted for 98% of the company's total **$1.7 billion in revenue in 2019**.

According to Business Insider, Google held informal talks with Snap and floated an offer of **$30 billion** in 2016 before Snap's last funding round, and just before its IPO. Snapchat's annual revenue was **$404 million in 2016.**

Monetization Strategies

- In-app advertisements
- In-between Vlog ads
- Sponsored filters/lenses (AR + Normal)
- The "Discover" and "Explore" section
- Branded Geofilters
- Vlogmi's proprietary **"Opt-in Ads Feature"**

> In 2015, Snapchat made $58M in revenue. Prior to it's IPO in early 2017, Snapchat reported $404M in annual revenue (2016).


9:41
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LOCAL

***For figures, projections and more information, please refer to: VLOGMI MONETIZATION REPORT**

Network and Relationships

CARE LESS
MUSIC MANILA

*Reach: 35,000,000+**

Arguably our biggest advantage at Vlogmi is our incredibly large network. Since bringing Vlogmi to the Philippines, we have expanded our network immensely.

This advantage is huge, not only because of our reach with these individuals, but we have their loyalty to our app as well. This **greatly** decreases the chance of a competitor releasing an app and stealing our market and celebrities.

With our best friends being the leading celebrities in the Filipino Showbiz industry **and Vlogmi shareholders**, we have direct access to tens of millions of fans. Luke has been working closely with the most popular record label in the Philippines "Careless Music Manila", as CCO. Most recently handling the digital and social media marketing, PR and content development for the artists & the latest album release which landed #1 in: *Philippines, Macau and Qatar.*

"Careless Mixtape" Album, 2019


#65 WORLDWIDE
iTUNES ALL GENRES ALBUM CHART PEAK POSITIONS
#1 PHILIPPINES
#1 MACAU
#1 QATAR
#2 U.A.E
#3 MALAYSIA
#4 SINGAPORE
#9 INDONESIA
#10 THAILAND
#14 NORWAY
#14 TAIWAN
#22 TURKEY
#38 CANADA
#38 NEW ZEALAND
#70 BANGLADESH
#70 IVORY COAST
#70 CAMEROON
#70 ETHIOPIA
#70 LIBYA
#70 LIECHTENSTEIN
#70 MALDIVES
#70 PALESTINE
#71 MYANMAR
#74 UNITED STATES
#141 AUSTRALIA
#166 ITALY
iTUNES R&B/SOUL ALBUM CHART PEAK POSITIONS
#4 USA
#4 AUSTRALIA
#4 UK
SOURCES: iTUNES | WHALEREPORT.COM | KWORB.NET
CARELESS MIXTAPE

**Based on combined social media reach of all CMM artists*

About Luke



LUKE THORSSEN
Chief Executive Officer

Luke is an online content creator, social media influencer and millennial marketing specialist with over 9 years experience in content development and several in marketing. Throughout those years, he has ingrained himself deeply into the content creation community, mostly on YouTube.

Over the last several years Luke has worked with companies developing gaming and tech apps doing basic programming, QA testing, graphic design and business management. One of the more notable apps Luke has worked on is the "Slingo" mobile game series in Victoria, BC.

Luke is always taking online courses to further his knowledge of any subject that sparks his interest. From app development to team leadership skills, and digital marketing to music production, Luke makes it a point to always learn something new.

After several years of experience in theatre, public improv and public speaking, Luke has consistently marketed himself as his own brand. With many of these skills already proving to be extremely beneficial in the marketing of Vlogmi.

Luke has worked with popular professional esports content creators and athletes, helping them market their content internationally by transcribing, translating and adding closed captions on their videos. From this, Luke has caught the eyes of Victor Cui, the CEO of ONE Championship, who nominated Luke for the "Global Top 35 Under 35 Game Changing CEO's in Esports".

Formerly, Luke was working as CCO of the popular Filipino record label "Careless Music Manila", developing content and doing social media marketing and consulting for the artists. During his time working for Careless Music Manila, Luke has gained a considerable number of fans, even having fan clubs in various different cities in the Philippines.